

May 16, 2005

Our Ref. No. 2005428949
American Skandia Life
Assurance Corporation
File No. 132-3

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter dated April 28, 2005 requests our assurance that we would not recommend enforcement action to the Commission under Section 206(4) of the Investment Advisers Act of 1940 (the "Advisers Act") and Rule 206(4)-2(a)(1) thereunder (the "Custody Rule") against a registered investment adviser if, as described in your letter, it is authorized to withdraw its client's funds from an account that is maintained with American Skandia Life Assurance Corporation and/or its insurance company affiliates ("American Skandia"), rather than with a qualified custodian as defined in the rule. In particular, the client would authorize the investment adviser to deduct its advisory fees from a separate account that supports the client's variable annuity contract that is issued by and maintained with American Skandia.

Facts

You state the following: American Skandia is a stock life insurance company domiciled in Connecticut with licenses in all 50 states, the District of Columbia and Puerto Rico. American Skandia's primary business involves the issuance of registered variable annuity products. American Skandia is subject to extensive regulation under state insurance laws, including strict solvency and capital adequacy requirements.

Each of American Skandia's variable annuity contracts that are at issue here are funded by one of several of American Skandia's separate accounts. Pursuant to the terms of American Skandia's variable annuity contracts, a contract holder can elect to have his or her payments to American Skandia under the contract allocated among a number of different investment options through the applicable American Skandia separate account. The investment options invest in shares of particular open-end management investment companies that are registered with the Commission under the Investment Company Act of 1940 (the "Company Act"). Each applicable separate account is registered with the Commission under the Company Act as a unit investment trust and, for accounting and regulatory purposes, the separate account designates a "subaccount" for each investment option. Pursuant to the variable annuity contracts, a contract holder can change his or her investment allocations among the investment options, subject to certain limitations.

Through its administrative system ("VPAS"), American Skandia registers the contract holders' ownership interests in the variable annuity contracts and units of the separate accounts. VPAS records the number of units of the separate account that are owned by each contract holder, and designates for each contract holder an account in the contract holder's name. VPAS records changes in the allocations among the investment options relating to that account, and produces the definitive record of the contract holders' interests in the investment options.

Some contract holders hire an investment adviser that is registered with the Commission to provide professional asset allocation advice concerning the allocation of their investments among the various investment options that are offered within American Skandia's variable annuity contracts. Some contract holders (i.e., investment advisers' clients) would like to allow the investment advisers to deduct their advisory fees directly from the separate account that supports the variable annuity contracts by periodically directing American Skandia to redeem units of the separate account equal in value to the advisory fees for the relevant time periods ("Direct Fee Payment Arrangements").[1]

You understand that, in a Direct Fee Payment Arrangement, a contract holder would authorize, in writing, the investment adviser to submit a redemption request directly into VPAS without the direct involvement of any employee of American Skandia. In addition, you understand that, if an investment adviser opens an account with American Skandia on behalf of its client (i.e., a contract holder), the adviser would disclose in writing to its client that American Skandia holds the payments that the contract holder makes under his or her variable annuity contract, and that American Skandia would record the contract holders' ownership interests in the units of the separate account that supports the variable annuity contract. American Skandia would send the contract holder a quarterly account statement that identifies the amount of funds and each security in the account at the end of the period and that sets forth all transactions in the account during that period, including payments of the advisory fees that were made to the investment adviser.

Under the Custody Rule, Direct Fee Payment Arrangements would vest an investment adviser with custody of its clients' funds and securities. You are concerned

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[1] Prior to entering into the Direct Fee Payment Arrangement, the contract holder and the investment adviser will execute an authorization form prepared by American Skandia. In the authorization form, the contract holder would direct American Skandia to follow the investment adviser's instructions concerning the contract, including the deduction of fees. The form requires the contract holder to acknowledge specific issues relating to the arrangement, including the consequences of withdrawing from the annuity to pay fees. For example, the form discloses that "any withdrawal from the annuity to pay the investment advisory fee may result in adverse tax consequences…." The form also discloses that American Skandia may charge surrender fees for shares redeemed to pay advisory fees. Telephone conversation between Sara P. Crovitz of the staff and Kenneth J. Berman of Debevoise & Plimpton LLP, counsel to American Skandia, May 11, 2005.

that the Custody Rule would require an independent third-party custodian to maintain custody of the contract holder's funds and securities (i.e., the variable annuity contract) and process the contract holder's advisory fee payments to the investment adviser because American Skandia does not meet the definition of a qualified custodian under the Custody Rule. Accordingly, you request relief from certain of the Custody Rule's requirements, as described below.

Analysis

The Custody Rule provides that it is a fraudulent, deceptive or manipulative act, practice or course of business within the meaning of Section 206(4) of the Advisers Act[2] for an investment adviser that is registered or required to be registered under the Advisers Act to have "custody" of client funds or securities unless they are maintained in accordance with the requirements of the rule. The Custody Rule is designed to protect client assets from being lost, misused, misappropriated or subject to investment advisers' financial reverses.[3]

Paragraph (c)(1) of the Custody Rule provides that an investment adviser has custody of client funds and securities when it holds, "directly or indirectly, client funds or securities or [has] any authority to obtain possession of them." The release adopting the Custody Rule clarifies that an investment adviser has custody if it is authorized to deduct advisory fees or other expenses directly from a client's account.[4] That form of access to client funds and securities gives investment advisers an opportunity to misappropriate the funds and securities.

Paragraph (a)(1) of the Custody Rule requires an investment adviser that has custody of client funds and securities to maintain them with a "qualified custodian" as defined in paragraph (c)(3) of the rule. Paragraph (c)(3) of the Custody Rule defines qualified custodian to include, among others, certain banks, registered broker-dealers and futures commission merchants and certain foreign financial institutions. That definition does not include insurance companies.

You acknowledge that the investment advisers that enter into Direct Fee Payment Arrangements would be deemed to have custody of the contract holders' funds and securities under the Custody Rule because the advisers automatically may deduct their advisory fees by redeeming the contract holders' units of American Skandia's separate

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2 Section 206(4) generally provides that it is unlawful for an investment adviser directly or indirectly to engage in any act, practice, or course of business which is fraudulent, deceptive or manipulative, and authorizes the Commission to define and prescribe means reasonably designed to prevent such conduct by rules and regulations.

3 Custody of Funds or Securities of Clients by Investment Advisers, Investment Advisers Act Rel. No. 2176 (Sept. 25, 2003) (the "Custody Release").

4 Id.

account that supports the contract holder's variable annuity contract. You acknowledge further that American Skandia is not a qualified custodian under the Custody Rule. You in essence contend, however, that, as described below, American Skandia will protect contract holders' funds and securities from misappropriation by the investment advisers in connection with the Direct Fee Payment Arrangements in a manner that is consistent with the policies underlying the rule.

In particular, you note that paragraph (b)(1) of the Custody Rule essentially provides that a registered mutual fund's transfer agent may act in lieu of a "qualified custodian"[5] with respect to the shares of the mutual fund, provided that the shares are maintained in accordance with the requirements of the Custody Rule.[6] The Commission determined that requiring a qualified custodian in addition to the fund transfer agent would not provide additional protection to mutual fund investors and would unnecessarily increase investors' custodian costs.[7] Essentially, the Commission

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[5] In particular, Rule 206(4)-2(b)(1) provides that: "With respect to shares of an open-end company [. . .], you may use the mutual fund's transfer agent in lieu of a qualified custodian for purposes of complying with [the safekeeping provisions of the Custody Rule]." The Custody Release clarifies that:

> [A]t times, a client or adviser may purchase shares of a mutual fund directly from the fund's transfer agent rather than through another intermediary such as a broker-dealer. In these cases, the mutual fund's transfer agent maintains the securities of the client on the mutual fund's books. The adviser, however, may also have custody because, for example, the adviser has check-writing or fee-deduction authority over the assets. The amended rule allows an adviser to use the mutual fund transfer agent in lieu of a qualified custodian with respect to those shares. (citations omitted).

[6] See also the Custody Release at footnote 25 ("The fund transfer agent must fulfill all aspects of the role of a qualified custodian under the rule, including sending statements directly to the client...."). Paragraph (a)(1) of the Custody Rule, as relevant here, provides that the qualified custodian must maintain the funds and securities "in a separate account for each client under that client's name." Paragraph (a)(2) of the Custody Rule generally provides that if the investment adviser opens an account with a qualified custodian on the client's behalf, the adviser must notify the client in writing of the qualified custodian's name, address, and the manner in which the funds or securities are maintained, promptly when the account is opened and following any changes to this information. Paragraph (a)(3) of the Custody Rule generally provides that the investment adviser must have a reasonable basis for believing that the qualified custodian sends an account statement, at least quarterly, to each of the clients for which it maintains funds or securities, identifying the amount of funds and of each security in the account at the end of the period and setting forth all transactions in the account during the period.

[7] The Custody Release states that: "Commenters were concerned that without an exception, an advisory client or adviser would have to use a qualified custodian *in addition to* the mutual fund transfer agent." The Custody Release at footnote 24.

determined that a mutual fund transfer agent would protect a client's funds and securities from misappropriation by an investment adviser in a manner that is consistent with the policies underlying the Custody Rule.

You contend that American Skandia acts like a mutual fund transfer agent with respect to the contract holders' variable annuity contracts and units of the separate accounts because American Skandia registers the contract holders' ownership interests in the variable annuity contracts and units of the separate accounts.[8] In addition, you note that, like mutual fund transfer agents with custody of client assets, American Skandia will send quarterly account statements that reflect transactions relating to the Direct Fee Payment Arrangements to its contract holders.[9] You state that the only differences are that the variable annuity contracts are not organized as mutual funds, and the interests in the variable annuity contracts and separate accounts are recorded on the books of the insurance company (through VPAS) and not on the books of a transfer agent.[10] You contend, in sum, that American Skandia will protect contract holders' funds and securities from misappropriation by the investment advisers in connection with the Direct Fee Payment Arrangements to the same extent as a mutual fund transfer agent protects client funds and securities from misappropriation by investment advisers in connection with similar arrangements.

Based upon the facts and representations contained in your letter, we would not recommend that the Commission take enforcement action under Section 206(4) of the Advisers Act and Rule 206(4)-2(a)(1) thereunder against a registered investment adviser

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[8] You explain that a mutual fund transfer agent, among other things, maintains records for the mutual funds of the owners of its shares (that is, a mutual fund transfer agent registers the ownership interests of the holders of the mutual fund's shares). See generally Section 3(a)(25) of the Securities Exchange Act of 1934 (defining transfer agent) and footnote 10, infra.

[9] Consistent with the requirements of the Custody Rule, mutual fund transfer agents that act in lieu of qualified custodians provide quarterly account statements in connection with arrangements pursuant to which the transfer agents have custody of the assets of the clients of investment advisers that are registered or required to be registered with the Commission. See paragraph (a)(3)(i) of the Custody Rule. Account statements permit contract holders to identify any erroneous or unauthorized transactions or withdrawals by an investment adviser. See the Custody Release.

[10] You note that the definition of "transfer agent" in Section 3(a)(25) of the Securities Exchange Act of 1934 specifically provides that the term does not include "any insurance company or separate account which performs such functions solely with respect to variable annuity contracts or variable life policies which it issues. . . ." Thus, while American Skandia performs the functions traditionally performed by a transfer agent with regard to recording the interests of the contract holders, it is not subject to registration and regulation as a transfer agent.

if it is authorized to withdraw its client's funds from an account that is maintained with American Skandia, rather than a qualified custodian as defined in the rule. Our response does not provide relief from any other provision of the Custody Rule that would apply to the Direct Fee Payment Arrangements, for instance, the requirement in paragraph (a)(1) of the Custody Rule regarding the account that the qualified custodian maintains for each client.[11] This conclusion is based on all of the facts and representations set forth in your letter. You should note that any different facts or representations might require a different conclusion. Further, this response expresses our position only with respect to enforcement action, and does not express any legal conclusion on the issues presented.



Sara Crovitz
Senior Counsel

[11] See footnote 6, supra (describing the relevant provisions of the Custody Rule).

DEBEVOISE & PLIMPTON LLP

555 13th Street, N.W.
Washington, D.C. 20004
Tel 202 383 8000
Fax 202 383 8118
www.debevoise.com

April 28, 2005

Douglas J. Scheidt, Esq.
Associate Director and Chief Counsel
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re: Investment Adviser Custody/Rule 206(4)-2

Dear Mr. Scheidt:

We are submitting this letter on behalf of American Skandia Life Assurance Corporation ("American Skandia"), a stock life insurance company domiciled in Connecticut with licenses in all 50 states, the District of Columbia and Puerto Rico. American Skandia is a wholly-owned subsidiary of American Skandia, Inc. ("ASI"), whose ultimate parent is Prudential Financial, Inc.

American Skandia is in the business of issuing annuity and life insurance products. The use of variable annuities by clients of third-party investment advisers may present an issue for these advisers under Rule 206(4)-2 under the Investment Advisers Act of 1940 (the "Advisers Act"). Rule 206(4)-2 (the "Custody Rule") imposes various important safeguards designed to protect the clients of investment advisers that are viewed as holding custody of client accounts under the terms of the Custody rule, including that the assets be maintained with a "qualified custodian."

On behalf of American Skandia, we respectfully request the Staff's assurance that it would not recommend enforcement action to the Commission under Section 206(4) of the Advisers Act and the Custody Rule against a registered investment adviser if, as described below, the registered investment adviser is authorized to withdraw its client's funds from an account that is maintained with American Skandia and/or its insurance company affiliates, rather than with a qualified custodian as defined in the Custody Rule. In particular, the relief would apply to an investment adviser that is deemed to have custody of its client's funds and securities as a result of its being authorized by its client to deduct its advisory fees from a separate account that supports the client's variable annuity contract issued by and maintained with American Skandia.[1]

[1] We are not seeking the Staff's concurrence as to the propriety of insurers as custodians generally. Rather, we are seeking the Staff's views only with regard to

Background

American Skandia

American Skandia is in the business of issuing both annuity and life insurance products. American Skandia's primary business involves the issuance of registered variable annuity products.

American Skandia markets its products to broker-dealers and financial planners through an internal field marketing staff. In addition, American Skandia markets through and in conjunction with financial institutions, such as banks, that are permitted directly, or through affiliates, to sell annuities.

As described below, American Skandia is subject to extensive regulation under state insurance laws, including strict solvency and capital adequacy requirements.

American Skandia's Variable Annuities

Each American Skandia variable annuity contract at issue here is funded by one of several separate accounts of American Skandia.[2] Pursuant to the terms of American Skandia's variable annuity contracts, a contract holder can elect to have his or her payments to American Skandia, under the contract, allocated among a number of different investment options through the applicable American Skandia separate account. The investment options invest in shares of particular open-end management investment companies ("mutual funds") that are registered with the Commission under the Investment Company Act of 1940 ("Investment Company Act"). Each applicable separate account is registered with the Commission as a unit investment trust under the Investment Company Act. For accounting and regulatory purposes, the separate account designates a "subaccount" for each investment option. Pursuant to the variable annuity contracts, a contract holder can change his or her investment allocations among the investment options, subject to certain limitations.

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arrangements that involve variable annuity products issued by American Skandia or its insurance company affiliates.

2 As noted above, American Skandia has several affiliates that are primarily engaged in the business of issuing variable annuity contracts. The arrangements for holding variable annuities maintained by these affiliates would comply in all material respects with the arrangements described in this letter (including the arrangements for maintaining records concerning contract holder accounts).

American Skandia maintains records concerning contract holder accounts on its Variable Annuity Product System (known as "VPAS"). VPAS contains a record of the number and value of units of the separate account that are owned by each contract holder, and designates for each contract holder an account in the contract holder's name. VPAS also contains a record of changes in the allocations among the investment options relating to that account. Each transaction associated with a contract is manually entered or fed through a systematic feed and updates a variety of supporting tables that record the contract funds, values and client data at the contract-level. Client data includes: owner/annuitant name, social security number, date of birth, owner type and addresses. VPAS produces the definitive legal record concerning contract holder investments in sub-accounts relating to the contract. Through VPAS, American Skandia registers the contract holders' ownership interests in the variable annuity contracts and units of the separate accounts.

Arrangements with Investment Advisers

In light of the diversity of subaccounts offered within American Skandia's variable annuity contracts, contract holders often need professional asset allocation advice concerning the allocation of their investments among the various investment options that are offered within American Skandia's variable annuity contracts. Some contract holders hire an investment adviser registered under the Advisers Act to provide this advice. For administrative convenience, the contract holder may authorize the adviser to transfer funds among subaccounts without consulting the client in advance.

Similarly, a contract holder and his or her investment adviser may find it convenient to allow the adviser to deduct advisory fees directly from the annuity by periodically directing the insurer to redeem units equal in value to the advisory fee for the relevant time period ("fee payment arrangements"). Such an arrangement would operate as follows: the contract holder would authorize the adviser to submit a redemption request directly into VPAS without the direct involvement of any American Skandia employee. American Skandia would send quarterly account statements to each contract holder, which would reflect the fee withdrawals that would permit the contract holder to monitor the amount of payments to the investment adviser. These account statements would allow a contract holder that has authorized a fee payment arrangement to determine if the investment adviser has appropriately charged the contract holder's account. Specifically, the quarterly account statement identifies the amount of funds and each security in the account at the end of the period and sets forth all transactions in the account during that period, which would include payments of the advisory fees that were made to the investment adviser.

Prior to entering into the fee payment arrangement, the contract holder and the investment adviser will execute an authorization form prepared by American Skandia. In the authorization form, the contract holder would direct American Skandia to follow the adviser's instructions concerning the contract, including the deduction of fees. The form would require the contract holder to acknowledge specific issues relating to the arrangement, including the consequences of withdrawing from the annuity to pay fees.[3]

This type of fee payment arrangement would appear to vest the adviser with custody of the client's annuity contract under the Custody Rule.[4] The Custody Rule requires an SEC-registered investment adviser having custody of client assets to maintain those assets with a "qualified custodian." The list of qualified custodians in the Custody Rule does not include insurance companies. Thus, it may appear that the Custody Rule requires an independent third-party custodian to custody the contract holder's funds and securities (*i.e.*, the variable annuity contract) and process the contract holder's advisory fee payments to the investment adviser.

However, for the reasons set out below, we believe that investment advisers involved in the fee payment arrangements described above should not be viewed as violating the Custody Rule. In particular:

- American Skandia will record the number of units of the separate account that are owned by each contract holder, and designate for each contract holder an account in the contract holder's name;[5]

- the contract holder will authorize, in writing, the investment adviser to submit a redemption request directly into VPAS; and

- American Skandia will send account statements to contract holders in accordance with the requirements of paragraph (a)(3) of the Custody Rule.[6]

In effect, the arrangement would comply with all of the conditions of the Custody Rule, except that the contract holder's account would be maintained with an insurance company.

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3 For example, the form discloses that "any withdrawal from the annuity to pay the investment advisory fee may result in adverse tax consequences...."

4 Paragraph (c)(1) of the Custody Rule includes within the definition of custody "[a]ny arrangement (including a general power of attorney) under which [the adviser is] authorized or permitted to withdraw client funds or securities maintained with a custodian upon your instruction to the custodian."

5 *See* Rule 206(4)-2(a)(1).

6 *See* Rule 206(4)-2(a)(3). In addition, the investment adviser would be required to comply with Rule 206(4)-2(a)(2) to the extent applicable.

Discussion

Paragraph (a)(1) of the Custody Rule requires that client assets and funds be maintained with a qualified custodian. Qualified custodians include "the types of financial institutions that clients and advisers customarily turn to for custodial services."[7] The qualified custodians identified by the rule include banks, savings associations, registered broker-dealers, registered futures commission merchants and, subject to certain conditions, foreign financial institutions that customarily hold financial assets for their customers.

Paragraph (b)(1) of the Custody Rule also contains a special provision for mutual fund shares that are subject to arrangements that appear to be quite similar to the arrangements applicable to American Skandia variable annuities described above.[8] This provision provides that, with respect to shares of a mutual fund, the adviser may use the mutual fund's transfer agent in lieu of a qualified custodian ("mutual fund exception"). The mutual fund exception was adopted to recognize that it may be needlessly duplicative under certain circumstances for mutual fund shares to be placed with a Qualified Custodian:

> [A] client or adviser may purchase shares of a mutual fund directly from the fund's transfer agent rather than through another intermediary such as a broker-dealer. In these cases, the mutual fund's transfer agent maintains the securities for the client on the mutual fund's books. The adviser, however, may also have custody because, for example, the adviser has check-writing or fee-deduction authority over the assets. The amended rule allows an

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7 *See* Custody of Funds or Securities of Clients by Investment Advisers, SEC Rel. No. IA-2176 (Sept. 25, 2003) ("Adopting Release") (adopting amendments to the Custody Rule). The amendments to the Custody Rule adopted in the Adopting Release were the first substantive amendments to the Custody Rule since its adoption in 1962. *See* Custody of Funds or Securities of Clients by Investment Advisers, SEC Rel. No. IA-2044 (Jul. 18, 2002), n.9 and accompanying text (proposing amendments to the Custody Rule).

8 Paragraph (b)(1) provides that "[w]ith respect to shares of an open-end company as defined in section 5(a)(1) of the Investment Company Act of 1940 (15 U.S.C. 80a–5(a)(1)) ("mutual fund"), [the adviser] may use the mutual fund's transfer agent in lieu of a qualified custodian for purposes of complying with paragraph (a) of this section."

> adviser to use the mutual fund transfer agent in lieu of a qualified custodian with respect to those shares.[9]

The Commission appears to have adopted the mutual fund exception to avoid the need for the advisory client or adviser to use a qualified custodian in addition to the mutual fund transfer agent.[10] The proponents of this comment appear to have persuaded the Commission that such a result would not be necessary to protect investors and would increase an investor's custodian costs – that in these circumstances the clients' mutual fund shares would be protected to the same extent as if they were held in a brokerage account, as the clients would be able to monitor the activities in their mutual fund accounts by receiving regular account statements.[11]

The arrangement for holding variable annuities described above does not differ substantively from the arrangements contemplated by the mutual fund exception. The only differences are that the variable annuity contract is not organized as a mutual fund and the interest in the variable annuity contract is recorded on the books of the insurance company and not on the books of a transfer agent.[12] The first distinction – the form of organization – does not appear to have any significance from the perspective of the purpose of the rule.

The second difference also does not appear to have any significance in the context of variable annuities. The insurance company issuing the variable contract performs the same functions as a transfer agent. The definition of "transfer agent" in Section 3(a)(25) of the Securities Exchange Act of 1934 ("Exchange Act") specifically provides that the term does not include "any insurance company or separate account which performs such functions solely with respect to variable annuity contracts or variable life policies which it issues…." This appears to reflect a Congressional determination that while an

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9 Adopting Release (text accompanying nn.24-25) (footnotes omitted).

10 Adopting Release, n.24.

11 *See* Division of Investment Management, Summary of Comments on Proposed Amendments to Rule 206(4)-2 Under the Investment Advisers Act of 1940 Addressing Custody of Funds or Securities of Clients by Investment Adviser (Nov. 7, 2002) (available at http://www.sec.gov/rules/extra/s72802csumm.htm) and underlying comment (available at http://www.sec.gov/rules/proposed/s72802/tkreed1.htm).

12 The mutual fund exception applies to registered investment companies organized as open-end management investment companies.

insurance company issuing variable annuity contracts may perform many of the same functions as a transfer agent, additional federal regulation was not necessary.[13]

American Skandia believes that VPAS is similar to the system that would be maintained by a mutual fund transfer agent.[14] As noted above, data maintained on VPAS includes the owner/annuitant name, social security number, date of birth, owner type and addresses. VPAS produces the definitive legal record concerning contract holder investments in subaccounts relating to the contract.[15] The information maintained on VPAS is substantially the same as the information that would be maintained by a mutual fund's transfer agent.

In addition, as in the case of a mutual fund transfer agent, American Skandia will send quarterly account statements that show amounts deducted from the account to pay advisory fees. These account statements should permit the contract holders to identify any erroneous or unauthorized transactions or withdrawals by an investment adviser. American Skandia, through the manner in which it holds interests in a separate account, will protect the contract holders' interest in the separate account from misappropriation by the investment advisers in connection with the fee payment arrangements in a manner that is consistent with the mutual fund exception and the policies underlying the Custody Rule.

Given this similarity to the circumstances contemplated by the mutual fund exception, we believe that advisers that participate in the fee payment arrangements described above should be permitted to use insurers as qualified custodians, provided that the other conditions of the Custody Rule are followed.

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13 The transfer agency provisions of the Exchange Act were enacted as part of the 1975 amendments to the securities laws. *See* Pub. L. No. 94-29, 89 STAT. 100. The legislative history does not elaborate on the rationale for the insurance company carve out from the definition of transfer agent. *See* S. Rep. No. 94-75, 94th Cong. 1st Sess. (Apr. 14, 1975); H.R. Conf. Rep. No. 94-229, 94th Cong. 1st Sess. (May 19, 1975).

14 A mutual fund transfer agent, among other things, maintains records for the mutual funds of the owners of its shares (that is, a mutual fund transfer agent registers the ownership interests of the holders of the mutual fund's shares). *See generally* Section 3(a)(25) of the Exchange Act (defining transfer agent).

15 Shares in the mutual funds held through the subaccounts are uncertificated. American Skandia's separate accounts buy and sell shares of the underlying mutual funds, and those share transactions are reflected on the records of the mutual fund's transfer agent.

We do not believe there is any precedent that specifically addresses the issue presented by this request. We note that the Commission appears to have recognized that insurance companies that are registered investment advisers may serve as custodians for client accounts. For example, in proposing amendments to Form ADV, the Commission proposed to exclude insurance company advisers with custody from the requirement that advisers with custody provide a balance sheet because "[t]hese firms have capital and regulatory requirements that provide protections against these types of losses."[16]

We agree with the Commission's observation. Insurers, such as American Skandia, are subject to strict solvency, capital adequacy and other regulatory requirements under state insurance laws. In order to continue to market annuity products, American Skandia must meet or exceed the statutory capital and surplus requirements of the insurance departments of the states in which it conducts business. Insurance companies are also subject to risk-based capital guidelines, monitored by insurance regulatory authorities, that measure the ratio of statutory surplus with certain adjustments to their required capital, based on the risk characteristics of their insurance liabilities and investments. In addition, the Insurance Department of Connecticut (American Skandia's domiciliary state), as well as regulators in other states in which American Skandia engages in business, conduct comprehensive examinations of an insurer's operations and accounts at regular intervals.

Conclusion

Based on the foregoing, we request that the Staff provide its assurance that it would not recommend enforcement action to the Commission under Section 206(4) of the Advisers Act and the Custody Rule against a registered investment adviser if, as described above, the registered investment adviser is authorized to withdraw its client's funds from an account that is maintained with American Skandia and/or its insurance company affiliates, rather than with a qualified custodian as defined in the Custody Rule.

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[16] Electronic Filing by Investment Advisers; Proposed Amendments to Form ADV, SEC Rel. No. 1862 (Apr. 5, 2000) at text accompanying n.197. Similarly, prior to the adoption of the recent amendments to the Custody Rule, the Custody Rule contained an exemption for investment advisers that were registered broker-dealers subject to the Commission's net capital requirements set forth in Rule 15c3-1 under the Exchange Act. The Staff had issued no-action letters permitting insurance companies that were registered broker-dealers exempt from the net capital rule to rely on the Custody Rule's exemption. *See, e.g.*, Mutual Life Insurance Co. of New York (Mar. 2, 1978); Prudential Insurance Company of America (Nov. 17, 1971).

If you have any questions, please contact me at (202) 383-8050 or Francis Kuo at (202) 383-8132.

Sincerely,



Kenneth J. Berman